September 21, 2022

Vislink Technologies, Inc.

350 Clark Drive, Suite 125,

Mt. Olive, NJ 07828

(941) 953-9035

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn:	Charles Eastman

Andrew Blume

Re:	Vislink Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 File No. 001-35988.

Dear Mr. Eastman and Mr. Blume:

By your letter dated September 7, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Annual Report on Form 10-K, as amended (the “10-K”), originally filed with the Staff on March 31, 2022, by Vislink Technologies, Inc. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are submitting Amendment No. 2 to the 10-K (“Amendment No. 2”) via the EDGAR system. The changes made to the 10-K reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding the 10-K.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s responses thereto and references in the responses to page numbers are to Amendment No. 2.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 42

1.	Please amend your filing to clearly and separately disclose your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2021. See Items 307 and 308 of Regulation S-K. We note that your disclosure controls and procedures section references an assessment that “began in the second quarter of 2021 and is ongoing” and that the internal control over financial reporting section indicates that disclosure controls and procedures were not effective.

Exhibits 31.1 and 31.2, page 47

2.	Please revise the certifications provided in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Response:

We respectfully note the Staff’s comments and direct you to Item 9.A on page 1 of Amendment No. 2 and the amended Exhibit 31.1 and Exhibit 31.2.

The Company has revised Item 9.A to separately disclose its conclusions regarding the effectiveness of its: (a) disclosure controls and procedures (under the heading “Evaluation of Disclosure Controls and Procedures”); and (b) internal control over financial reporting as of December 31, 2021 (under the heading “Management’s Report on Internal Control over Financial Reporting”). The Company also made further revisions to Item 9.A in accordance with Items 307 and 308 of Regulation S-K.

Additionally, the Company has revised Exhibit 31.1 and Exhibit 31.2 to include paragraph 4(b) and to change the introductory language to reference internal control over financial reporting, in addition to disclosure controls and procedures, in accordance with Item 601(b)(31) of Regulation S-K.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (908) 852-3700 or Michael.Bond@vislink.com.

Very truly yours,

/s/ Michael Bond
Michael Bond
Senior Vice President and Chief Financial Officer, Vislink
Technologies, Inc.

cc:	Ira L. Kotel, Dentons US LLP